Medicus Pharma Ltd.
300 Conshohocken State Road, Suite 200
Conshohocken, PA 19428

December 2, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medicus Pharma Ltd.
Registration Statement on Form S-1 (No. 333-291651)
Filed November 19, 2025

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-1, File No. 333-291651, as amended (the "Registration Statement"), relating to the registration of up to 2,680,000 common shares of Medicus Pharma Ltd. (the "Company") be accelerated to December 4, 2025 at 5:00 PM ET or as soon thereafter as may be practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

*****

Very truly yours,

By:  /s/ Raza Bokhari
Name: Dr. Raza Bokhari
Title: Executive Chairman and Chief Executive Officer